Filed by Fisher Scientific International Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: Fisher Scientific International Inc.
Commission File No.: 1-10920

This filing relates to a planned merger (the “Merger”) between Fisher Scientific International Inc. (“Fisher”) and Apogent Technologies Inc. (“Apogent”) pursuant to the terms of an Amended and Restated Agreement and Plan of Merger, dated as of March 17, 2004, as amended April 16, 2004 (the “Merger Agreement”), by and among Fisher, Fox Merger Corporation and Apogent. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K, as amended, filed by Fisher on April 16, 2004, and is incorporated by reference into this filing.

Conference Call Transcript

FSH - Q2 2004 Fisher Scientific International Earnings Conference Call

Event Date/Time: Jul. 29. 2004 / 10:00AM ET

CORPORATE PARTICIPANTS

Carolyn Miller
Fisher Scientific - Director, IR

Paul Meister
Fisher Scientific - Vice Chairman

Kevin Clark
Fisher Scientific - CFO

David Della Penta
Fisher Scientific - President & COO

CONFERENCE CALL PARTICIPANTS

Bob Willoughby
Bank of America - Analyst

Brandon Fazio
Merrill Lynch -Analyst

Christopher McFadden
Goldman Sachs - Analyst

Larry Neibor
Robert W. Baird - Analyst

Tyco Peterson
J.P. Morgan - Analyst

Stephen Postal
Lehman Brothers - Analyst

John Sullivan
Leerink Swann - Analyst

Operator:	Ladies and gentlemen, thank you for standing by. Welcome to the Fisher Scientific International conference call to discuss the company’s second-quarter earnings.

At this time all participants are in a listen-only mode. Later, we will conduct a question-and-answer session. At that time, if you have a question, you will need to press star and then the number “one” on your touch-tone phone.

As a reminder, this conference is being recorded on Thursday, July 29, 2004. A replay of this call will be available on Fisher’s Web-site, fisherscientific.com, this evening and will remain there for two weeks.

I would now like to turn the conference over to Fisher Scientific.

Miller:	Hi everyone, this Carolyn Miller, Fisher’s director of investor relations.

We hope you all have seen our second-quarter press release, which was issued last night.

To begin our call, Paul Meister, vice chairman of Fisher Scientific, will provide a brief overview of the second quarter of 2004 and our outlook for the full year. After that, we will open the lines for a (Q and A) session. Joining Paul for that session will be David Della Penta, president and chief operating officer, and Kevin Clark, chief financial officer.

We will discuss adjusted financial results during this call. Please refer to the supplementary information tables in our press release, which is posted on our website, for a reconciliation of the adjusted figures to the GAAP figures.

During the course of this call, we will also make forward-looking statements and projections that are based on current expectations. Actual results could be materially different from our expectations due to various risks and assumptions detailed in our 2003 10-K and subsequent filings.

Lastly, as you know, when we provide our outlook for future periods, we give growth rates excluding the effect of changes in foreign exchange rates. Similarly, for this call, all of the 2004 and 2005 sales dollars and growth discussions, unless otherwise noted, will exclude the impact of changes in exchange rates. Our press release provides the numbers both with and without the impact of changes in foreign exchange.

And now, I’ll turn it over to Paul Meister.

Meister:	Thank you, Carolyn Good morning and thank you for joining us. Overall, we had a very strong second quarter, marked by double-digit sales growth, significant improvement in operating margins and strong cash flow.

In addition we will be added to the S&P 500 and our debt ratings will be upgraded by both Moody’s and S&P following the completion of the Apogent Merger.

Before I review our quarter, let me give you a quick update on our most recent acquisitions and provide an overview of Apogent’s results.

Perbio, Oxoid and Dharmacon are all on track with our expectations. As you may recall, these acquisitions were not integration intensive and we are focusing our efforts on revenue-related initiatives that will accelerate our organic growth rates. We remain excited about opportunities for growth, both in the life sciences and in the biopharma production arena.

As you should have seen, Apogent also released its quarterly earnings last night. We are pleased with those results. Notwithstanding inevitable deal distraction, Apogent reported sales growth of 9 percent excluding foreign exchange and operating income of $67 million dollars, both of which were in-line with our expectations. The company’s organic growth rate totaled approximately 4 percent, an improvement over last quarter. Strong growth in the clinical lab sector and mid single-digit growth rates in the consumable-related research sector, were partially offset by slower growth in the lab equipment business.

We expect the merger to close promptly after the shareholder vote this coming Monday. Our integration team has been working diligently on our synergy plans since we announced the transaction, and we are on target for the 40 plus initiatives that we have identified to date. We are confident in our estimate of achieving annual cost-saving of $100 million by the end of 2006. Similarly, our 2005 estimate of $55 million dollars remains unchanged, and we have included the quarterly timing of the 2005 savings in our press release.

Now let me provide you with more granularity on where we stand with the integration. We have finalized our consolidation plans relating to corporate administrative functions and most of the employees affected have already been notified.

Plans have been finalized for the integration of several manufacturing and distribution locations. As I mentioned previously, some of these consolidations will require regulatory and customer re-certifications, pushing a significant portion of the savings into 2006. However, in many cases employees have been notified and customer discussions have already begun. In addition, our initiatives to reduce indirect expense, including in the areas of transportation and raw material spend, are beginning to demonstrate the potential of our combined purchasing power.

We are pleased with our progress to date and will keep you updated on our integration efforts as they continue to evolve.

And now I will turn to Fisher’s second-quarter results.

Both revenue growth and EPS exceeded our expectations this quarter.

Sales increased a healthy 20 percent in the quarter to over $1 billion dollars, with 7 points of that representing organic growth. Solid sales growth in our scientific products and services segment more than offset the expected decline in sales from our lab workstations business.

Consistent with the past two quarters, the academic and pharma sectors remained strong, demand for safety products increased and the clinical-lab market remained steady. Growth was also driven by a turnaround in biotech, and improved, but still not robust growth in international markets. As you may recall, both biotech and international were tough markets last year.

We are generally optimistic about our growth prospects this year and are confident in our full-year outlook. We expect revenues for this year to grow about 28 percent — 21 points from the contribution of acquisitions, and the balance generated by organic growth.

Income from operations for the second quarter, excluding non-recurring expenses, increased 39 percent to $93 million, and EPS was a record 74 cents, a 21 percent increase over the prior year.

Our strong earnings reflect the contributions of Perbio and Oxoid, organic revenue growth in our principal markets and a reduction in our tax rate.

For the six-month period, sales totaled $2 billion, a 19 percent increase over the prior year. Earnings per share were $1.35 versus $1.08 per share last year.

Moving to cash flow, operating cash flow was very strong this quarter, growing more than 60 percent to $71 million dollars. Excluding the recent acquisitions, operating working capital as a percentage of sales decreased 60 basis points to 7.4 percent – reflecting improvements across all of our segments. The resulting free cash flow for the second quarter was a substantial $53 million dollars which, as I will discuss later, has led us to raise our cash flow guidance for the full year.

Now to our segment results:

Sales in our scientific products and services segment were $775 million dollars for the second quarter, an increase of 29 percent from last year. Twelve points of this represents organic growth, with the remainder from Perbio, Oxoid and Dharmacon.

Year to date, sales have increased 27 percent, with roughly 12 points of organic growth.

As I mentioned, pharma and academic customer demand remained strong. Sales to our biotech and international customers are beginning to show growth, reflecting the impact of last year’s capital inflows in the biotech sector and an improved tone in most of our major international markets.

Additionally, the strengthening economy is having a positive impact on our business as reflected in the improved sales growth across virtually all of our customer segments, including increased demand for safety-related products –which includes domestic preparedness and bioterrorism-readiness initiatives.

Last quarter we mentioned that we had begun a global realignment of our Biochemicals sales and marketing organizations to strengthen our technical selling capability, while complementing our global distribution footprint. Strong performance in this segment to-date has allowed us to accelerative this activity over the next few quarters.

At the same time we are increasing our investments in our Biochemicals group to enhance our applications-based product development capabilities targeted toward the life science and biopharma production markets. Combining the capabilities of Dharmacon, Pierce and HyClone will allow us to create unique application tools designed to increase the research effectiveness of our customers.

Likewise, serving the biopharma production market remains an important focus, including developing broader applications of single-use manufacturing systems, using HyClone bioprocess containers.

We are optimistic about these opportunities and expect their aggregate effect to ultimately increase our sales growth.

Operating margins for the scientific products and services segment increased by 50 basis points in the second quarter and year-to-date, reflecting contributions from recent acquisitions and margin improvement in our distribution business, partially offset by minor mix effects and the increased investments in our Biochemicals business.

Based on these trends, we have raised our full year organic revenue growth guidance for this segment to roughly 11 percent from about 7 percent.

We are forecasting full year operating margins for this segment to be about 10.8 percent, reflecting the positive trends in our underlying markets, contribution from the Apogent businesses and the planned investments in growth initiatives I just outlined.

Now turning to our healthcare segment. This segment had sales of $228 million in the second quarter, an increase of 7 percent from the previous year reflecting a reasonable strong market. Year to date sales have increased 8 percent, with roughly half of that from organic growth. Healthcare margins for the quarter improved 250 basis points from the prior year, primarily due to a 200 basis point increase in organic operating margins and contributions from the medical device business that was part of Perbio.

As you know, we constantly strive to increase profitability even if that means trading off revenue growth. As you have seen in our international business, this strategy works and we expect to make similar progress in our healthcare segment. We expect annual organic operating margins to approach 6 percent, a full point higher than our previous estimate. Including Apogent, operating margins for healthcare will be about 8.6 percent. Organic sales growth will be approximately 3 percent, slightly slower than the first half given our margin enhancement plans and the significant effect that the flu season had on last year’s fourth quarter sales.

And lastly, our lab workstations business. As we told you in the last couple of quarters, due to the timing of projects, sales in the first half of this year would be down about 20 percent, and in fact, for the second quarter, sales were down 22 percent to $43 million, with operating profit of around $1 million.

As a result of a change in the mix of small projects in our backlog, we expect sales to decline about 15 percent year over year and operating margin to be about 2.5 percent, a respectable performance in light of the revenue decline. Order activity for larger projects did improve during the second quarter with backlog had about $125 million, compared with $109 million at the corresponding period of 2003. Based on this and expected improved demand for smaller projects in 2005, our outlook for next year is positive.

Turning to our forecast for the amount and timing of the restructuring and other non-recurring costs related to the Apogent transaction. In total, we are currently forecasting $240 million in one time costs, with $100 million of that cash. This amount is higher than we originally estimated, primarily reflecting the finalization our refinancing plan and the fine-tuning of our integration projects.

The non-cash charges include the write-off of approximately $20 million of deferred financing fees and approximately $85 million of inventory step-up costs, most of which will flow through our P&L during 2004. The remaining $35 million of non-cash charges are associated with fixed asset write-offs resulting from facility consolidations over the next two years.

Cash charges include approximately $30 million dollars associated with refinancing activities this year and the $70 million related to facility closures.

Now let me recap where we are in 2004 and the impact on our guidance.

Our 2004 revenue growth guidance of 28 percent remains unchanged. You may have expected it to decrease for the one month delay in the Apogent deal; however, our increased organic growth expectations make up for that.

We are increasing organic revenue growth guidance to approximately 7 percent, reflecting stronger growth in our scientific products segment, partially offset by slower than expected growth in the healthcare and lab workstations segments.

Because Apogent’s business has higher operating margins, the one month delay does affect our margin guidance slightly, bringing our margin outlook for 2004 to 10.1 percent.

I would like to now touch on our convertible notes and the proposed changes in the accounting rules for this debt. We had originally structured these notes in contemplation of the proposed accounting changes and we remain confident in our ability to use the treasury stock method for purposes of calculating EPS. We have now incorporated the effect of these notes in our guidance.

We are narrowing our full year EPS range to $2.80 to $2.87 per share, which represents the upper end of our previous range. We have effectively increased our income guidance to cover the 1 percent dilution associated with the converts as a result of our continued strong performance

We expect the favorable trends in year-to-date cash flow to last throughout the year and have raised our forecasted operating cash flow by $20 million to roughly $360 million due principally to working capital improvements at Fisher. Our 2004 free cash flow will be $235 million, or roughly $2.57 per share.

Looking ahead to 2005 — We feel pretty good about the underlying tone of the markets we serve and believe we are on track to achieve the $55 million of Apogent-related cost synergies we previously outlined. Tempering our enthusiasm about revenue growth is caution regarding the effect of increases in raw material prices and our continued ability to pass these costs on to our customers. We are also absorbing approximately 2 percent of dilution related to our convertible notes without changing guidance.

Clearly, the positives outweigh the negatives and we are optimistic that we will achieve our previously announced sales, operating margin and EPS guidance. As you may recall our earnings guidance for 2005 is $3.45 to $3.65 per share. We will provide you with a further update on our 2005 guidance on our third quarter earnings call.

In summary, the second quarter was a better than expected quarter with solid sales growth, continued improvement in operating margins, strong cash flow and EPS growth in the high teens. With the Apogent merger closing in just days, we are excited about creating a more integrated and efficient global supply network to better serve our customers and to enhance financial returns for our shareholders.

And now I will open up the lines to any questions anyone has.

Operator:	Ladies and gentlemen, we will now begin the question-and-answer session. Those participants who have a question should press star followed by the number “one” on their touch-tone phone. If your question has been answered and you would like to withdraw your polling request, you may do so by pressing the “pound” key. If you are using a speaker phone, please pick up the handset before entering your request.

One moment, please, for the first question.

Question Period

Operator:	Bob Willoughby, Banc of America.

Willoughby:	Thank you. Paul, would you have any comment on maybe the working capital savings opportunity from Apogent? You have given us the cost side, but is the working capital opportunity a bigger nut here?

Meister:	As we have indicated, we think there’s opportunity there. We have not quantified it yet. Obviously, as everyone I think on the call remembers, Apogent is a manufacturing company. So I think looking at the working capital that we pulled out of the distribution company isn’t a perfect analogy. But it is a huge issue for our focus, and we do believe it represents an opportunity.

Willoughby:	Okay. You had indicated you had spoken to the employees affected here with the merger. Would that include the sales reps for both companies? Have things been rationalized there?

Meister:	As I indicated when I talked about biochemicals, we are increasing selling capability in the company, not decreasing selling capability. So the issues with respect to the various salesforces represent opportunity to coordinate, not to eliminate.

Willoughby:	Okay. And just lastly, overseas just how much of the issues over there that have kind of limited your growth, how much of that is related to demand, and how much at this point are issues that you can actually control yourselves?

Meister:	Well, we continue — as you know from following us, we have been improving — we’ve been on a long program of improving operating margins in international. We continued to improve them again this quarter, so the gap has narrowed quite a bit between our domestic position and our international position. And as I indicated, the tone in the market seems better to us. It isn’t robust, but it is getting there, and we are I think on the right trajectory. So we feel pretty good about what is going on overseas now.

Willoughby:	That is great. Thank you.

Operator:	Tom Gallucci, Merrill Lynch.

Fazio:	It is actually Brandon Fazio for Tom. I just wanted to get to the organic growth in the scientific research side of the 12 percent that you guys reported and kind of maybe some of the underlying drivers within there, maybe self-culture Perbio, any kind of commentary you can point out there at what is putting that number out there at those levels? And then also the Biotech and international, what was the growth of those two in the period versus the prior year period? It saw a little bit of growth this year, and if it was negative last year, I was wondering what the numbers were for the comparison?

Meister:	Let me comment generally, and then maybe Kevin can fine-tune my answer here a little. I think the short answer to your question is we are hitting on all cylinders across all customer bases. And as many of you that have followed this company for years know, this is an incredibly diverse company with respect to customer base, and one of the things that happens — actually one of the thing that usually happens is you’ve got some customer groups that are not growing and some customer groups that are growing, and that contributes to our overall relatively steady growth. What happens when they all start firing is the growth rate lifts a little, and I think that is the short version of what happened in this quarter.

As you may remember, both Biotech and — Biotech was down last year in the second quarter, and if I recall correctly, international was either down or flat, and I am just drawing a blank on that. Both were up in this quarter this year. So the spread is part of what is going on here.

As I indicated, pharma and academic, etc. all remained pretty strong for us. So it is really a combination of all of it. The safety business in large measure, which flows through kind of a lot of our various customers and is in part driven by government initiatives, has also been additive here.

Fazio:	How long do you think the safety kind of growth can last? It has been a couple of years of pretty solid growth. (multiple speakers) — mid stages of that or what —?

Meister:	I think it is early to mid stage. I think it’s a longer-term phenomenon, and you’ve got a lot of initiatives out there, particularly related to bioterrorism that are really in their infancy.

Clark:	Yeah, Brandon. On the safety side too for that, a lot of the spending right now is up. Two years projecting. Like Paul said, we are basically in the early stages of growth rate. (multiple speakers).

Operator:	Christopher McFadden, Goldman Sachs.

McFadden:	A couple of questions if I might. Paul, in light of some of the revisions you have provided us to the Lab Workstations performance for the year and what has been a pattern over a few years now of not terrible performance, but certainly not performance back to some of the historically strong margin and volume levels we have seen, is Lab Workstations still strategic to Fisher Scientific? Particularly in light of what I recall being kind of the original notion that it gave you insight into new customer development projects that fed downstream, supply opportunity? As you guys have become such a significant market share participant, I have got to imagine that filtering out those new opportunities is a lot easier than it once was. So is there reason to think differently about the role of Lab Workstations long-term?

Meister:	Well, the short answer to your question with respect to the strategy is yes, it is strategic. Implicit in the question is, are we happy with the results at the moment? The short answer to that is no. So, as we indicated on what is going on in backlog and stuff, we are focused on the issues attendant with it. But the business provides us very interesting insights into both accounts and markets that the core business does not always give us.

McFadden:	So even as you have grown in market share and market influence, that insight still has value?

Meister:	It does have value, and I think one of the other things to remember here is because the nature of the business is a little bit different, i.e. a little more capital goods oriented and somewhat related to construction, and because we manage it that way, it is a separate segment. So it — But it is also a very small part of the company right now. So I think you’ve got to kind of balance all those factors. But, yes, it is important.

Della Penta:	The other thing Chris, too, this is David, I think it gives us also an indication of where the hiring is going to go next, too, which is very important for our overall consumable business.

McFadden:	I understand. Second question, some other public companies in the life sciences space more broadly have reported some disappointing results through this reporting series. You guys are sharply in contrast to that, particularly in your, kind of, core scientific products market. I guess - how do you read some differing takes on performance, and particularly as it applies to some of the segments that are growing a little faster, do you think market share gains is part of why your performance here has been much stronger?

Meister:	I think the principal thing that is going on with us is — as I indicated in a earlier question — is as you know we serve a wide array of markets. We have incredible breadth with respect to exposure to customers, and by and large the position of the economy and our position in some of these growth markets is more or less all going in the right direction at the moment.

I think one of the issues that we have faced over the years, and I won’t comment specifically on this particular quarter, but it is a generalized phenomenon, is that companies with narrower product offerings than we have sometimes have unique effects in a particular quarter in a particular year that may well be muted in the context of Fisher’s overall position.

McFadden:	I understand. Finally, to your description of some parts of the market going better than others and at the moment some are going in the right direction, we talked about NIH as an aggregate funding source for the market. There was concern going into this year about NIH. We should infer from the results that NIH is having a little kind of headwind effect on the market, or are we just overpowering that with other segments doing better?

Meister:	I think I would say as you know NIH is a kind of a ballpark 10 percent of our business if you flow it through. So as it fluctuates a little, it gets overwhelmed by other things that are going on in the company.

McFadden:	Great. Thank you.

Operator:	Larry Neibor, Robert Baird.

Neibor:	Thank you. Good morning. The sales results for Oxoid and Dharmacon and Perbio, are they included in the organic sales comparisons?

Meister:	No.

Neibor:	Okay. So this is essentially your core products that are up 12 percent organically?

Meister:	Right.

Neibor:	And what kind of sales performance are these new businesses having for you?

Meister:	Well, as we indicated, kind of Perbio — our expectation, they were all on expectations kind of mid-teens. Oxoid was in the high single digits, and Dharmacon is small but extraordinary.

Neibor:	Thanks. And the second question, could you expand on the marketing investment you’re making in the biochemical area? What products it addresses, how much you’re going to be spending, the hit to margins this year and the benefit to growth in the future?

Meister:	Well, I am going to give you a little less quantitative answer than you would probably like for among other things competitive reasons. But suffice it to say, we are making some significant investment both in technical selling capability and in the R&D or mostly D required to package the products of some of these businesses together so that it is a more application-based sell rather than a specific product-based sell.

These are — If you take the Perbio/Dharmacon businesses in total, you have got a kind of 300, a little less than $300 million in revenue. So even though we expect to have growth ramp up on them, we’re not going to be moving multiple hundreds of basis points in the aggregate just given the size of the company following the Apogent transaction. But it is an important — it is an important reason that you’re not seeing complete drop-through on the volume that we’re picking up here.

Neibor:	Okay. Thank you.

Operator:	Tyco Peterson, J.P. Morgan.

Peterson:	Thanks for taking my call. Can you give us some guidance for a tax rate for ‘05 for you guys including Apogent?

Clark:	Tyco, this is Kevin Clark. The guidance we have given with respect to tax rates for ‘05 is 30 to 31 percent. I should comment for ‘04 full-year tax rate guidance was given as 30 percent.

Peterson:	And then the facility expansion at Perbio, is that done now?

Clark:	Yes, they are both complete.

Peterson:	And then finally, in terms of consolidating manufacturing for some of Apogent’s businesses, do you need to build out additional capacity?

Meister:	Generally speaking no. There are some minor additions to existing facilities we’re doing, but the basic answer is no.

Operator:	Larry Marsh, Lehman Brothers.

Postal:	Thanks. This is Steven Postal for Larry. Paul, can you just comment on the organic growth in the Healthcare business? I know that profits are obviously up and margin has expanded significantly, but can you just expand on kind of the slowdown in organic growth, the specific products or customers that showed a little slowdown there?

Meister:	I think it is important — maybe I was not 100 percent clear in the comments I made earlier — I think the market itself is pretty much where we have always said it was, kind of in the 4 to 5 percent zone. We’re expecting to do a little bit less than that, principally because we are playing around with some of the mix, product mix, and what we’re doing with the intent to drive a little better profitability and better margin structure.

Postal:	Okay. And then it looks to me like over the next 18 months you will be generating about $500 million in free cash flow. What are the priorities for the uses of that cash?

Meister:	Near-term, reduce the leverage a little; intermediate-term, acquisitions. As I’ve indicated to people, our principal focus is the success of the Apogent integration. That said, we are still looking, and will still pursue appropriate acquisition opportunities.

Postal:	And where could those be?

Meister:	I think they will continue to be along the lines of what you have seen us do, which is fundamentally consumable product driven toward the markets we serve.

Postal:	OK. Fair enough. Then one final question. You mentioned about international somewhat improvement there. Can you just comment on your positioning within Europe and how that kind of compares to maybe last year?

Meister:	I would say our position — first of all, Europe is hard to speak about in the aggregate because in many of those markets it varies. There are unique characteristics of each of the major markets. That said, let us go back a little in time to understand what we try to accomplish in those markets. Our principal thrust in going to both Europe and Asia was to be able to provide global customers with global capability. And so we are not driving to achieve a number one or even number two market share position in a particular local market, we are driving to have capabilities to serve important customers.

That said, market by market we have I think decent positions, and over the last several years as you know we have been improving the management strength over there and have been driving margin improvement.

Postal:	Okay, great. Thanks.

Operator:	John Sullivan, Leerink Swann.

Sullivan:	My questions have been answered. Thank you.

Operator:	This concludes the question-and-answer session. At this point, I will turn the call back to Paul Meister.

Meister:	Thanks very much for joining us. We appreciate the time and attention.

Operator:	Thank you for joining us. This concludes the presentation. You may now disconnect.

* * *

FORWARD LOOKING STATEMENTS

This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Fisher’s and Apogent’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that (1) the companies may be unable to obtain stockholder or regulatory approvals required for the Merger; (2) problems may arise in successfully integrating the businesses of the two companies; (3) the acquisition may involve unexpected costs; (4) the combined company may be unable to achieve cost-cutting synergies; (5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and (6) the industry may be subject to future regulatory or legislative actions and other risks that are described in SEC reports filed by Fisher and Apogent. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Fisher and Apogent. Fisher and Apogent assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law.

ADDITIONAL INFORMATION ABOUT THE MERGER
AND WHERE TO FIND IT

In connection with the proposed Merger, Fisher and Apogent have on file relevant materials with the SEC, including an effective registration statement on Form S-4 that contains a prospectus and a joint proxy statement. Investors and security holders are urged to read these documents and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Fisher, Apogent and the Merger. Investors and security holders may obtain these documents (and any other documents filed by Fisher or Apogent with the SEC) free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Fisher may be obtained free of charge by directing such request to: Corporate Secretary, One Liberty Lane, Hampton, NH 03842 or from Fisher’s website at www.fisherscientific.com. The documents filed with the SEC by Apogent may be obtained free of charge by directing such request to: Director of Investor Relations, 30 Penhallow Street, Portsmouth, NH 03801 or from Apogent’s website at www.apogent.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed Merger.

Fisher, Apogent and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Fisher and Apogent in favor of the acquisition. Information about the executive officers and directors of Fisher and their ownership of Fisher common stock is set forth in the joint proxy statement/prospectus filed on Form S-4 which was declared effective by the SEC on May 21, 2004. Information about the executive officers and directors of Apogent and their ownership of Apogent common stock is set forth in the proxy statement for Apogent’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on December 23, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Fisher, Apogent and their respective executive officers and directors in the Merger by reading the joint proxy statement/prospectus regarding the Merger.